Exhibit 2.2

April 3, 2017

CIT Group Inc.

11 W. 42nd Street

New York, NY 10036

Attention: Eric Mandelbaum, Deputy General Counsel

Re: Closing Date; Certain Definitions; Chinese Approvals; RASPRO Expenses

Reference is made to that certain Purchase and Sale Agreement, dated as of October 6, 2016, by and among C.I.T. Leasing Corporation, a Delaware corporation (the “Seller”), Park Aerospace Holdings Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands (the “Purchaser”), solely for purposes of Sections 5.16 and 5.18, Bohai Capital Holding Co., Ltd., a limited company under the laws of the People’s Republic of China, solely for purposes of Section 11.17 and the other sections referenced in Section 11.17(c), Avolon Holdings Limited, an exempted company with limited liability under the laws of the Cayman Islands, and solely for purposes of Section 11.18 and the other sections referenced in Section 11.18(c), CIT Group Inc., a Delaware corporation (as amended, the “Purchase Agreement”). Capitalized terms used but not defined in this letter agreement (“Letter Agreement”) shall have the meanings assigned to such terms in the Purchase Agreement.

Closing Timing

1.	Pursuant to Section 2.3(a) of the Purchase Agreement, each of the Seller and the Purchaser agrees that the Canadian Closing shall occur on April 3, 2017 and the Closing shall occur on April 4, 2017, in each case at the times set forth in and in accordance with Section 2.3(b) of the Purchase Agreement and the Restructuring Plan (in each case subject to the satisfaction or waiver of the conditions set forth in Article VIII of the Purchase Agreement at such times).

Certain Definitions

2.	Each of the Seller and the Purchaser agrees that the definition of “Purchaser Disclosure Schedule” in Article IV of the Purchase Agreement shall be deemed to include any supplements to the Purchaser Disclosure Schedule as of the date hereof.

Chinese Approvals, Funding of Purchase Price

3.	Subject to the Canadian Closing and the Closing occurring on the dates set forth in Paragraph 1 of this Letter Agreement, each of the Seller and the Purchaser hereby waives the condition to the Closing set forth in Section 8.1(b) of the Purchase Agreement that the filings or notices to, or permits, authorizations, registrations, consents or approvals of, the Governmental Entities in the People’s

Republic of China set forth in clauses (i), (ii) and (iii) below shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired prior to the Closing:

(i)	Ministry of Commerce;
(ii)	National Development and Reform Commission; and
(iii)	State Administration of Foreign Exchange.
4.	As a condition to and as an inducement to Seller’s waiver set forth in Paragraph 2 of this Letter Agreement, each of the Seller and the Purchaser agree that Article IV of the Purchase Agreement shall be amended to add a new Section 4.13 as follows and that Section 4.3 of the Purchaser Disclosure Schedule shall not apply to Section 4.13:

“4.13 Chinese Regulatory Approvals. Notwithstanding anything to the contrary set forth in Section 4.3, no filings or notices to, or permits, authorizations, registrations, consents or approvals of the (i) Ministry of Commerce, (ii) National Development and Reform Commission or (iii) State Administration of Foreign Exchange is required on the part of Purchaser or any of its Affiliates (including Parent) for the execution, delivery and performance by Purchaser of this Agreement or the consummation by Purchaser of the transactions contemplated by this Agreement because:

(a)	No portion of the Purchase Price or any amounts payable by Purchaser of its Affiliates pursuant to this Agreement will be funded directly or indirectly using any funds that are not Off-Shore Funds. “Off-Shore Funds” means funds that (i) are not located in the People’s Republic of China (which, for purposes of this Section 4.13, excludes Hong Kong and Macau), and were not originally from the People’s Republic of China (or if all or any part of them were originally from the People’s Republic of China, transfer of same from the People’s Republic of China and use of same hereunder do not violate applicable People’s Republic of China law) (ii) are not owned or held by Parent or any other Person who is a resident of (or organized in) the People’s Republic of China and (iii) are not otherwise subject to the jurisdiction of the People’s Republic of China.
(b)	The Purchase Price and other amounts payable by Purchaser and its Affiliates pursuant to this Agreement will be funded through a combination of the Debt Financing and cash on hand from Purchaser, Purchaser Direct Parent and HK Bohai Leasing Asset Management Corp., Ltd, a parent company of Purchaser Direct Parent organized in
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Hong Kong, in each case from existing business operations outside of the People’s Republic of China.

(c)	No security or collateral, guarantees (whether secured or unsecured) or other support has been, or as of the Closing, will have been provided by Parent or any other Person who is a resident of (or organized in) the People’s Republic of China in connection with the funding of the Purchase Price or any amounts payable by Purchaser pursuant to this Agreement.
5.	For the avoidance of doubt and except as provided in the following sentence, each of the Seller and the Purchaser agrees that the provisions of Article X of the Purchase Agreement, including Section 10.3(a)(i), apply in accordance with their terms to the representations set forth in Section 4.13 of the Purchase Agreement; provided, that notwithstanding anything to the contrary set forth in Section 10.7(b) of the Purchase Agreement, with respect to any indemnification obligations arising out of a breach of a representation set forth in Section 4.13 of the Purchase Agreement, in no event shall any Indemnifying Party have liability to any Indemnified Party for any indirect damages.

RASPRO Expenses

6.	Reference is made to:
(i)	the Omnibus Consent Agreement, by and among the Seller Parent, the Seller, CIT Aerospace LLC, the Purchaser Direct Parent, RASPRO Trust 2005 (“RASPRO”), MBIA Insurance Corporation and Wilmington Trust Company, dated as of March 20, 2017 (the “Omnibus Consent”); and
(ii)	the Assignment, Assumption and Amendment Agreement by and between the Seller and CIT Aerospace LLC, dated as of March 20, 2017 (the “Assignment Agreement”).

Each of the Seller and the Purchaser agree that Purchaser shall reimburse Seller Parent for fifty percent (50%) of any payment or reimbursement made by Seller Parent to RASPRO for out-of-pocket legal expenses pursuant to Section 4 of the Omnibus Agreement. Any such reimbursement by Purchaser to Seller Parent shall be paid to Seller or Seller Parent no more than ten (10) Business Days following the written request of Seller Parent.

Except for the provisions set forth herein, the Purchase Agreement shall remain in full force and effect, and this Letter Agreement shall not be deemed to constitute a waiver or modification of any other representation, warranty, condition or covenant contained in the Purchase Agreement.

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IN WITNESS WHEREOF, the parties have executed this Letter Agreement as of the day and year first above written.

PARK AEROSPACE HOLDINGS LIMITED

By:	/s/ Ed Riley
Name: Ed Riley
Title: Authorised Signatory

AVOLON HOLDINGS LIMITED

By:	/s/ Ed Riley
Name: Ed Riley
Title: Authorised Signatory

AGREED AND ACCEPTED:

C.I.T. LEASING CORPORATION

By: /s/ Kelley Morrell

Name: Kelley Morrell

Title: Executive Vice President